UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         FirstWorld Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Series B Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337625-20-6
             ------------------------------------------------------
                                 (CUSIP Number)

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 13, 2000
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 337625-20-6

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TPG Advisors III, Inc.

    2   =====================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|
                                                                     (b)  |_|
    3

    4   SOURCE OF FUNDS*
        00 - Contributions of Partners of Affiliates

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
                              7   SOLE VOTING POWER
   NUMBER OF SHARES
  BENEFICIALLY OWNED BY       8   SHARED VOTING POWER
    EACH REPORTING
       PERSON                     16,634,721** (See Items 4 and 5.)
       WITH
                              9   SOLE DISPOSITIVE POWER


                              10  SHARED DISPOSITIVE POWER

                                  16,634,721** (See Items 4 and 5.)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,634,721** (See Items 4 and 5.)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    |_|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.1% (See Items 4 and 5.)

   14   TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes warrants currently exercisable for 5,236,083 shares of Series B Common Stock of the issuer.

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        T3 Advisors, Inc.

    2   ========================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                      (b) |_|
    3

    4   SOURCE OF FUNDS*

        00 - Contributions of Partners of Affiliates

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                              7   SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY       8   SHARED VOTING POWER
     EACH REPORTING
         PERSON                   16,634,721** (See Items 4 and 5.)
         WITH
                              9   SOLE DISPOSITIVE POWER


                             10   SHARED DISPOSITIVE POWER

                                  16,634,721** (See Items 4 and 5.)

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,634,721** (See Items 4 and 5.)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    |_|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.1% (See Items 4 and 5.)

   14   TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes warrants currently exercisable for 5,236,083 shares of Series B Common Stock of the issuer.

    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ColonyGP IV, Inc.

    2   =====================================================================
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                      (b) |_|
    3

    4   SOURCE OF FUNDS*

        00 - Contributions of Partners of Affiliates

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

                              7   SOLE VOTING POWER
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY       8   SHARED VOTING POWER
      EACH REPORTING
          PERSON                  16,634,721** (See Items 4 and 5.)
          WITH
                              9   SOLE DISPOSITIVE POWER

                              10  SHARED DISPOSITIVE POWER

                                  16,634,721** (See Items 4 and 5.)

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        16,634,721** (See Items 4 and 5.)

   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                    |_|

   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.1% (See Items 4 and 5.)

   14   TYPE OF REPORTING PERSON*

        CO
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

** Includes warrants currently exercisable for 5,236,083 shares of Series B Common Stock of the issuer.

     This Amendment No. 1 amends and supplements the Schedule 13D (the "Initial Schedule") filed on February 22, 2000 by TPG Advisors III, T3 Advisors and ColonyGP IV with respect to the Series B Common Stock of the Company. All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Initial Schedule.

     Item 4. Purpose of Transaction.
             ----------------------

     On March 13, 2000, the Company completed the initial public offering of shares of its common stock (the "IPO"). Pursuant to the IPO, the Company issued 11,500,000 shares of Series B Common Stock. Concurrently with the IPO, the Company and TPG FirstWorld I LLC completed the sale and purchase of Series B Common Stock pursuant to the Company Stock Purchase Agreement, as described in the Initial Schedule, involving a total 3,162,555 shares. The Company also completed three other concurrent private placements involving the issuance of a further 2,624,921 shares. In total, the Company issued 17,287,476 shares of Series B Common Stock (the "New Shares") on March 13, 2000.

     Item 5. Interest in Securities of the Issuer.
             ------------------------------------

     Following the issuance of the New Shares, TPG Advisors III, T3 Advisors and ColonyGP IV beneficially own 16,634,721 shares of Series B Common Stock, representing in the aggregate 30.1% of the outstanding shares of common stock of the Company (based on the number of shares of common stock represented by the Company to be outstanding as of March 20, 2000).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors III, Inc. is true, complete and correct.

Dated:  March 21, 2000

                                                    TPG ADVISORS III, INC.


                                                    By: /s/ Richard A. Ekleberry
                                                        ------------------------
                                                    Name:  Richard A. Ekleberry
                                                    Title: Vice President


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to T3 Advisors, Inc. is true, complete and correct.

Dated:  March 21, 2000

                                                     T3 ADVISORS, INC.


                                                    By: /s/ Richard A. Ekleberry
                                                        ------------------------
                                                    Name:  Richard A. Ekleberry
                                                    Title: Vice President



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to ColonyGP IV, Inc. is true, complete and correct.

Dated:  March 21, 2000

                                                     COLONYGP IV, INC.


                                                    By: /s/ Richard A. Ekleberry
                                                        ------------------------
                                                    Name:  Richard A. Ekleberry
                                                    Title: Vice President